Item 6(a) H


                    CAPITALIZATION AND CAPITALIZATION RATIOS
                    ----------------------------------------

                                 (IN THOUSANDS)




         The actual and pro forma capitalization of GPU, Inc. and Subsidiary Companies at September 30, 1998 is as follows:



                                     Actual                     Pro Forma (3)
                              -----------------             ------------------
                                  Amount     %                   Amount     %
                              ----------   ----             -----------   ----
Long-term debt(1)             $4,476,167   51.0              $4,476,167   48.2
Notes payable                    298,393    3.4                 398,393    4.3
Preferred stock (2)              155,478    1.8                 155,478    1.7
Subsidiary-obligated
 mandatorily redeemable
 preferred securities            330,000    3.8                 780,000    8.4
Common equity                  3,499,009   40.0               3,471,620   37.4
                               ---------  -----               ---------  -----
                              $8,759,047  100.0              $9,281,658  100.0
                               =========  =====               =========  =====





(1)      Includes securities due within one year of $262,110.
(2)      Includes securities due within one year of $2,500.
(3) The pro forma capitalization excludes approximately $750 million of GPU's proportionate share of non-recourse debt used to finance the acquisition of exempt wholesale generators and foreign utility companies, as defined under the Public Utility Holding Company Act of 1935, which debt is not consolidated for financial reporting purposes. After giving effect to the non-recourse debt, the pro forma percentages would be as follows: Long-term debt 52.1%; Notes payable 4.0%;
         Preferred stock 1.5%; Subsidiary-obligated mandatorily redeemable preferred securities 7.8%; and Common equity 34.6%.